Exhibit 107

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

BlackRock Multi-Sector Opportunities Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	—	92.70	—
Fees Previously Paid	15,827,729.04		1,467.23
Total Transaction Valuation	15,827,729.04
Total Fees Due for Filing			1,467.23

Total Fees Previously Paid			1,467.23
Total Fee Offsets			—

Net Fee Due			—

The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 187,688 common shares of beneficial interest (5% of the common shares of beneficial interest outstanding as of January 3, 2022, rounded to the nearest whole share) based upon a price per share of $84.33 (the net asset value per share on January 3, 2022). The fee of $1,467.23 was paid in connection with the filing of the Schedule TO-I by BlackRock Multi-Sector Opportunities Trust (File No. 005-90961) on January 7, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.